Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036
212-735-3000
April 11, 2008
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Attn:	Jeffrey P. Riedler
Assistant Director

	RE:	CPEX Pharmaceuticals, Inc.
Registration Statement on Form 10-12B, filed December 21, 2007
File No. 1-33895
Dear Mr. Riedler:
     On behalf of CPEX Pharmaceuticals, Inc. (the “Company”), we are hereby responding to comments by the staff (the “Staff”) of the Securities and Exchange Commission contained in your letter dated January 16, 2008 (the “Comment Letter”), in connection with the above-captioned registration statement (the “Registration Statement”). Page references contained in this response are to the form of information statement (the “Information Statement”) included in Amendment No. 1 to the Registration Statement (the “Amendment”), which is being filed simultaneously with this response. For convenience of reference, each of the Staff’s comments is reproduced below in italics under the Staff’s topic headings followed in each case by the related Company response.
FORM 10-12B
General
1.	We note that in connection with the spin-off the company will issue its common stock to Bentley and Bentley will distribute that common stock to its own stockholders on a pro-rata basis. We also note that in connection with the spin-off the company will issue 1,000 shares of its non-voting Series B Preferred Stock to Bentley but that preferred stock will be sold by Bentley to a third party. It appears that the stockholders of Bentley will not have the same proportionate interest in the company and Bentley both before and after the spin-off, rendering the distribution a spin-off that can not be characterized as pro-rata. In accordance with Staff Legal Bulletin No. 4, if the spin-off is not pro-rata it must be registered as a sale of securities under the Securities Act of 1933. Please provide us with a supplemental analysis explaining your apparent conclusions that this distribution is appropriate to be registered on Form 10. Alternately, please withdraw this Form 10

Mr. Jeffrey P. Riedler
United States Securities and Exchange Commission
April 11, 2008

and file a registration statement on an appropriate Securities Act form for the distribution.

Company Response:

In response to the Staff’s comment, the Company advises the Staff that it has elected not to proceed with its planned distribution of Series B Preferred Stock to Bentley. Accordingly, the Company has removed all references to the Series B Preferred Stock from the Information Statement.

2.	Unless otherwise indicated, references to page references and captions in this letter are to the information statement filed as exhibit 99.1.

3.	We will need time to review all new disclosure, including all the exhibits. You can expedite the review process by filing all such documents promptly.

4.	Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

5.	Throughout the information statement, you cite various estimates, statistics and other figures. For example:
•	The statistics regarding drug development on page 58;

•	Information included under “Products” on page 59;

•	Information included under “Products in Development” on page 60; and

•	Information included under “Overview of Testosterone Replacement Market” on page 61.

Mr. Jeffrey P. Riedler
United States Securities and Exchange Commission
April 11, 2008

In the information statement, please attribute these statements and other similar statements to the source from which you obtained the information. In addition, where you cite your own estimates, please briefly disclose in the information statement how you arrived at those estimates and disclose any third-party sources you relied upon. If any of your assertions of beliefs are not supported by ample evidence or knowledge, you should consider deleting them.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 57 through 60 to identify the sources of the estimates and statistics.

6.	Please provide additional support for the following statements or consider deleting them:
•	Page 1, “we have considerable scientific expertise in the areas of endocrinology and metabolic diseases and replacement therapies including treatment for diabetes.”

•	Pages 1 and 58, that you have “extensive experience with Testim and Nasulin.”
Company Response:

In response to the Staff’s comments, the Company has revised its disclosure on pages 1, 46 and 57.
EXHIBIT 99.1 INFORMATION STATEMENT
CPEX Cover Letter
7.	Please provide additional support for the statement “a proven track record in the development of pharmaceutical products” or consider deleting it. We note that you have licensed your technology to Auxilim which then launched Testim and that Nasulin is in Phase I and II drug trials, but we believe that this alone does not appear to be sufficient support for the statement “a proven track record.”

Company Response:

In response to the Staff’s comments the Company has revised its disclosure in the Cover Letter.

8.	We note that you also state that “We also may be able to reduce manufacturing costs for certain products as a result of our proprietary manufacturing processes.” We did not find any support for such statement in the information statement. Please revise your information statement to provide such support, or consider deleting the statement.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure in the Cover Letter by deleting the aforementioned passage.

Mr. Jeffrey P. Riedler
United States Securities and Exchange Commission
April 11, 2008

Summary, page 1
Our Company, page 1
9.	The summary should provide a balanced presentation of the information presented in the body of the filing. As currently written, your summary focuses only the positive attributes of the company. Please balance the discussion of your strategy with a discussion of your challenges and risks. This new disclosure should be at least as prominent and detailed as your discussion of your strategy.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 4 to include a summary of the challenges that the Company faces, which the Company believes provides a more balanced presentation of the information presented in the Form 10 and Information Statement.
The Separation, page 4
10.	We note that you state that the company maintains a website www.cpexpharma.com, but it does not appear that this website is currently up and running. Please revise to state that the company intends to maintain a website for the company at www.cpexpharma.com. In addition, please state when the company intends to have the website up and running.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 5 to state that the Company intends to maintain a website at www.cpexpharma.com, which website should be operational on or before the Form 10 is declared effective.
Questions and Answers about CPEX Pharmaceuticals, Inc. and the Separation, page 4
What will the separation cost? Page 6
11.	Please to include the estimated incremental expenses associated with being an independent company. We note that you provide such information on page 45.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 7 to include the estimated incremental expenses associated with being an independent company.
Summary of the Separation, page 9
12.	Please revise this section to include a discussion of the sale of the 1,000 shares of the company’s Series B Preferred Stock to the unaffiliated third party. Please also name the third party here.

Mr. Jeffrey P. Riedler
United States Securities and Exchange Commission
April 11, 2008

Company Response:

In response to the Staff’s comment, the Company advises the Staff that it has elected not to proceed with its planned distribution of Series B Preferred Stock to Bentley.
Summary Historical and Unaudited Pro Forma Condensed Combined Financial Data, page 12
13.	Please revise your footnote to quantify the additional estimated costs which you reference from your notes to your financial statements.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 14 to quantify the additional estimated costs.
Risk Factors, page 14
General
14.	We note your disclosure on page 69 that the initial patent for the company’s CPE-215 technology expires in the U.S. in June 2008 and expired in all markets outside the U.S. in 2006. Please revise this section to include a risk factor which addresses the risks which the company faces as a result of this patent expiration.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 22 to include a discussion of risks the Company faces as a result of its CPE-215 patent expiring.
“All of our revenues to date have been generated from the out-licensing of our CPE-215 technology...” page 15
15.	Please quantify the revenues and expenses in connection with Testim for the last three years.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 16 to include the royalties received by the Company in connection with Testim for the last three years. The Company supplementally advises the Staff that the only expenses

Mr. Jeffrey P. Riedler
United States Securities and Exchange Commission
April 11, 2008

incurred by the Company in connection with Testim for the last three years, have been patent maintenance costs, which have not been material.
“Products using our technologies are in various stages of development...” page 16
16.	Please list all of the proposed products which are currently in development with your technologies.

Company Response:

In response to the Staff’s comment, the Company respectfully submits that, in accordance with Section c(ii) of Item 101 of Regulation S-K, the disclosure of products currently in development with the Company’s technologies is non-public corporate information, the disclosure of which would adversely affect the Company’s competitive position.
“We are highly dependent on the development and commercial success of ... Nasulin...” page 17
17.	Please revise to disclose any significant problems, significant side effects or unsuccessful results from your Phase I, Phase II, or Phase IIA studies which you have conducted to date for type I and type II diabetes.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 18 to disclose issues identified during its Phase I, Phase II and Phase IIA studies.
“If we are unable to meet our responsibilities under any of our agreements...” page 18
18.	Please revise this risk factor to discuss the specific agreements which the company feels this risk factor applies.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 19.
“Implementation of new information systems could cause business interruptions...” page 21
19.	Please disclose when you intend to upgrade and replace your systems. Please disclose the approximate cost of this upgrade and replacement. In addition, please disclose what systems, other than your financial systems, you intend to upgrade and/or replace.

Company Response:

In response to the Staff’s comment, the Company advises the Staff that it does not have any current intention to upgrade or replace any of its systems and it has revised its disclosure on page 22 accordingly.

Mr. Jeffrey P. Riedler
United States Securities and Exchange Commission
April 11, 2008

“We may be unable to meet increasing expenses and demands on our resources from future growth...” page 21
20.	Please disclose whether the company has any current plans to hire additional personnel.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 23.

21.	Please revise your last sentence of this paragraph to clarify that the company has never been profitable.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 23 to clarify that the Company has never been profitable.
“If we cannot attract and retain key personnel...” page 22
22.	Please provide more information about your historical problems with recruiting candidates.

Company Response:

In response to the Staff’s comment, the Company supplementally advises the Staff that since its incorporation, it has not undertaken any recruitment. However, the Company has revised its disclosure on page 23 to identify the entities with whom the Company competes for competent personnel.
“We may incur substantial liabilities and may be required to limit commercialization of our products in response to product liability claims.” Page 22
23.	To the extent material, please disclose the cost of your product liability and clinical trials insurance.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 24 to include the cost of product liability and clinical trials insurance.
“We may be unable to make ... the changes necessary to operate as an independent company...” page 24
24.	Please revise this risk factor to include the estimated incremental expenses associated with being an independent company. We note that you provide such information on page 45.

Company Response:

Mr. Jeffrey P. Riedler
United States Securities and Exchange Commission
April 11, 2008

In response to the Staff’s comment, the Company has revised its disclosure on page 26 to include the estimated incremental expenses associated with being an independent company.
The Separation, page 30
General, page 30
25.	Briefly explain how the terms if the spin-off were determined.

Company Response:

In response to the Staff’s comment, the Company supplementally advises the Staff that the disclosure currently provided summarizes the expected terms of the spin-off. Although the agreements have not been finalized as of the date hereof, the current disclosure includes the material provisions of the agreements in their current form, which provisions have been discussed between the existing Bentley management team (including, Messrs. Sedor and Hebert) and the Bentley board of directors. Prior to the completion of the spin-off the board of directors of the Company (the “Board”) will consider the terms of the various agreements and the spin-off will not be completed until such time as the Board has approved the terms of the agreements related to the spin-off. The Company will update its disclosure in a subsequent amendment to the Form 10, if necessary, once the agreements are finalized.
Reasons for the Separation, page 30
26.	Please include a discussion of any negative aspects of the separation considered by the board of directors, e.g. costs, long term prospects, etc.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 30 and 31 to include a discussion of the negative aspects of the separation considered by the Bentley Pharmaceuticals, Inc. board of directors.
Certain U.S. Federal Income Tax Consequences of the Distribution, page 32
27.	Please revise to clarify that you are summarizing the “material” tax consequences, instead of only “certain” tax consequences.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 33 to clarify that the Company is summarizing “certain material” tax consequences of the Distribution.

Mr. Jeffrey P. Riedler
United States Securities and Exchange Commission
April 11, 2008

Selected Historical Combined Financial Data, page 40
28.	Please revise to properly identify which financial information has been included in the filing and those that are not. For instance, you indicate that the audited combined financial information for the years ended December 31, 2006 and 2005 are not included in the filing.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 41 to properly identify which financial information has been included in the Form 10 and Information Statement.
Unaudited Pro Forma Condensed Combined Financial Statements, page 41
29.	We believe the objective of the historical carve-out financial statements is to demonstrate the track record of management and the normal evolution of the business over time. In this regard, we believe the pro forma financial statements may be the best place to reflect the assets and results of operations to be included in CPEX’s financial statements. As SAB Topic 1.B.2 indicates, the effects of changes in cost sharing and other contractual arrangements should be reflected in the pro forma financial statements as well as adjustments to exclude the assets and operations not transferred to CPEX. Refer to SAB 93 (Topic 5.Z.7 Question 8) by analogy. The conditions listed that are relevant, among other factors, in evaluating whether carve-out financial statements make sense and fairly present the history of the business are:
a.	The Company and the subsidiary are in dissimilar businesses

b.	They were and will be operated autonomously both before and after the spin-off, and

c.	They have no more than incidental common facilities and costs.
Please explain to us why the presentation of the carve-out financial statements from the historical operations of Bentley Pharmaceuticals, Inc. is appropriate and ensure you address each of the three factors noted above in your response. Please reference for us the authoritative literature you rely upon to support your position. Otherwise, please revise your filing to include the historical financial statements of Bentley Pharmaceuticals, Inc. and pro forma financial statements for the latest year and interim period under Article 11 of Regulation S-X.

Company Response:

Bentley has historically been operating two distinct businesses over the past several years primarily managed by two separate management groups. Bentley operates an international specialty generic pharmaceutical business based in Spain and a drug delivery business in the U.S. These businesses have historically been disclosed in Bentley’s periodic filings on Form 10-Q and Form 10-K as distinct segments. These two

Mr. Jeffrey P. Riedler
United States Securities and Exchange Commission
April 11, 2008

segments have also historically been discussed in the Management’s Discussion and Analysis of Financial Condition and Results of Operations “MD&A” disclosures of Bentley. The following provides additional information regarding each of Bentley’s reportable segments:

Specialty Generic Pharmaceuticals

Bentley’s specialty generic pharmaceuticals segment is headquartered in Madrid, Spain. This segment is managed by Bentley’s Managing Director of European Subsidiaries. This business focuses on the development, licensing and sales of generic pharmaceutical products, the manufacture and sale of active pharmaceutical ingredients and the manufacture of pharmaceutical products for others. The generics segment has its own management team focused entirely on specialty generic pharmaceuticals. The generics segment was purchased by Bentley in 1992. The generics business accounted for approximately 91%, 92% and 94% of Bentley’s consolidated revenues for the years ended December 31, 2007, 2006 and 2005, respectively. The generics business accounted for 81% and 84% of Bentley’s consolidated total assets as of December 31, 2007 and 2006, respectively. The generics business had net income of $7.6 million, $5.1 million and $12.0 million in the years ended December 31, 2007, 2006 and 2005, respectively.

CPEX

The Company will comprise Bentley’s drug delivery segment. The Company’s chief executive officer is currently the President of Bentley. The drug delivery segment focuses on the research, development and licensing/commercialization of advanced drug delivery technologies and pharmaceutical products which incorporate the Company’s drug delivery technologies. Since its inception in 1974, Bentley has been involved in the research and development of non-surgical medicinal therapies. The drug delivery business accounted for approximately 9%, 8% and 6% of Bentley’s consolidated revenues for the years ended December 31, 2007, 2006 and 2005, respectively. The drug delivery business accounted for approximately 19% and 16% of Bentley’s consolidated total assets as of December 31, 2007 and 2006, respectively. Additionally, as evidenced in the Company’s combined statements of operations for the three years ending December 31, 2007, the drug delivery business has accumulated and continues to accumulate net losses. CPEX net losses were $4.9 million, $4.2 million and $1.1 million for the years ended December 31, 2007, 2006 and 2005, respectively.

We do not believe SAB Topic 5.Z.7 Question 8 (the “SAB”), either directly or by analogy, applies to the determination of the appropriate financial statement presentation in the Company’s Form 10. We believe the SAB applies to the financial statement presentation of a parent company that has disposed of a business through the distribution of a subsidiary’s stock on a pro rata basis (a “spin-off” or a “spin transaction”). The question in the SAB addresses whether the parent can elect to characterize the spin transaction as if the parent company never had its investment in that subsidiary. For example, if Bentley was a private company that planned to do an initial public offering following the

Mr. Jeffrey P. Riedler
United States Securities and Exchange Commission
April 11, 2008

spin-off of the drug delivery business, the SAB would apply to the financial statement presentation of Bentley. In this case, we believe the factors and criteria in the SAB would require the historical financial statements of Bentley to include the drug delivery segment, even though the drug delivery business was not part of the continuing company going public. The alternative presentation, financial statements of Bentley as if Bentley never had its investment in the drug delivery business, would not be consistent with the guidance in the SAB.

We believe the Company’s historical carve-out financial statements of Bentley are the appropriate historical financial statements to include in the Company’s Form 10. We believe these carve-out financial statements demonstrate the track record of management and the normal evolution of the drug delivery business over time. Staff Training Manual Topic Two I.A.3.b (STM) generally requires full audited financial statements of an entity when a registrant acquires substantially all of the entity’s key operating assets, together with pro forma financial statements depicting the exclusion of those assets, liabilities and operations not actually acquired. Full financial statements are presumed to be necessary in order to provide investors with the complete and comprehensive financial history of the acquired business. However, the STM goes on to say that in some circumstances,
“...the selling entity will retain significant operating assets, or significant operating assets that comprised the seller will continue to be operated by an entity other than the registrant. Financial statements of the larger entity of which the acquired business was a part may be misleading or uninformative. In that case, audited financial statements usually should be presented for the acquired component business, excluding the continuing operations retained by the larger entity.”
Because the Company’s carve out financial statements represents not more than 19% of operating revenues, net income and assets of Bentley in the three years ended December 31, 2007, we believe, consistent with the guidance found in the STM and set forth above, the presentation of the Bentley financial statements would be confusing to potential investors because such a presentation would not be representative of the entity going forward and accordingly would be less meaningful to the investor. Further, as stated in the first paragraph of this response, Bentley’s historical financial statements are publicly available and the investor already has access to this financial information via Bentley’s Forms 10-K and 10-Q. We believe that the presentation of carve out financial statements of the drug delivery business provides the most meaningful information to potential investors because they provide a meaningful representation of the Company’s management’s operational abilities and an accurate depiction of the Company’s operations.

We believe that the inclusion of the Company’s carve-out financial statements in the Form 10 as the historical financial statements is the appropriate presentation. We understand it is common practice to include carve out financial statements of a division or segment in a spin transaction and have identified numerous recent examples, including Advanced

Mr. Jeffrey P. Riedler
United States Securities and Exchange Commission
April 11, 2008

Medical Optics, Inc. and Abraxis Biosciences, Inc. We do not believe the conditions and other factors listed in the SAB are relevant to the financial statement presentation of the entity that is being distributed in the spin transaction. We believe the Company’s carve out financial statements are the appropriate financial statements to include in the Company’s Form 10 as it represents a separate and distinct segment of Bentley, the drug delivery segment, represents less than 10% of Bentley’s consolidated revenues in the three years ended December 31, 2007, 2006 and 2005, represents 19% or less of Bentley’s consolidated total assets in the years ended December 31, 2007 and 2006, and provides the most meaningful information to potential investors.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 46
Contractual Obligations, page 54
30.	Please revise the table to include the amounts payable pursuant to agreements with suppliers, vendors, consultants, clinical sites and outsourced services which you state in footnote 1 that you have omitted from the table. Note that even though these agreements may be cancelled in a short period of time or are at will agreements they still appear to be enforceable and legally binding agreements. In addition, because the table is aimed at increasing the transparency of cash flow, we believe these payments should be included in the table. Please use a footnote to disclose any assumptions that you make.

Company Response:

In response to the Staff’s comment, the Company has revised the contractual obligations table on page 53 and the footnotes thereto.

31.	Please explain to us why you do not include the management employment agreements that are expected to be transferred to CPEX from Bentley.

Company Response:

In response to the Staff’s comment, the Company has revised the contractual obligations table on page 53 and the footnotes thereto.
Business, page 58
General
32.	Please file copies of your development agreements with University of New Hampshire and Dartmouth College. In addition, please revise the business section to summarize these agreements and provide the status as to the development. Please disclose in your summary all the material terms of these agreements, including payment provisions,

Mr. Jeffrey P. Riedler
United States Securities and Exchange Commission
April 11, 2008

royalties, aggregate milestones, exclusivity provisions, material obligations that must be met to keep the agreement in place, and duration and termination provisions.

Company Response:

In response to the Staff’s comments, the Company has revised its disclosure on pages 64 and 65 to include a summary of its agreements with the University of New Hampshire and Dartmouth College. The Company is aware of its disclosure obligations pursuant to Item 601 of Regulation S-K, however, the Company respectfully submits that the agreements with the University of New Hampshire and Dartmouth College are agreements made in the ordinary course of the Company’s business and are not agreements which the Company’s business is substantially dependent on. Accordingly, the Company respectfully submits that any agreements it has with the University of New Hampshire or Dartmouth College are not material contracts that would be required to be filed as exhibits pursuant to Item 601 of Regulation S-K.

33.	We note on page F-20 that the company is obligated to pay certain royalty payments upon commercialization of products using your CPE-215 technology acquired in 1999 and your intellectual property acquired in 2003. Please file copies of these agreements and revise the business section to summarize these agreements. Please disclose in your summary all the material terms of these agreements, including payment provisions, royalties, aggregate milestones, exclusivity provisions, material obligations that must be met to keep the agreement in place, and duration and termination provisions.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 71 to include a summary of the material terms of its 1999 and 2003 agreements. The Company acknowledges its disclosure obligations and has filed a copy of its Asset Purchase Agreement with Yungtai Hsu with the Amendment. The Company respectfully submits that its Assignment Agreement with MacroChem Corporation, dated June 24, 2003 (the “MacroChem Agreement”) was an agreement made in the ordinary course of the Company’s business and is not an agreement that the Company’s business is substantially dependent on. Accordingly, the Company respectfully submits that the MacroChem Agreement is not a material contract which would be required to be filed as an exhibit pursuant to Item 601 of Regulation S-K.
Overview, page 58
34.	Please summarize the results of your Nasulin the trials which you disclose in this section in the section “Development and commercialization of Nasulin” on page 65.

Company Response:

Mr. Jeffrey P. Riedler
United States Securities and Exchange Commission
April 11, 2008

In response to the Staff’s comment, the Company has revised its disclosure on pages 65 and 66 to summarize the results of its Nasulin trials.

35.	In addition, please clarify here and on page 1 whether each Phase I and Phase II study for Nasulin you disclose is in connection with type 1 or type 2 diabetes.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 1 and 57.
Products, page 59
36.	We note that you state that Testim accounted for 20.1% of the U.S. testosterone gel market as of August 2007 and that AndroGel accounted for 81.7% of gel prescriptions as of December 31, 2006. Please revise to clarify whether the “U.S. testosterone gel market” refers to the same market as the “gel prescription market.” If these refer to different markets, please explain the differences and, if available, please provide the percentages for the same market.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 58 by deleting the market data references.

37.	We note that you state your primary competition for Testim is AndroGel and others. Please revise to clarify what other companies or products you consider to be your primary competition.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 58 and 59 to include such other companies and products that it considers to be the primary competition for Testim.
Products Available for Licensing, page 60
38.	We note that you completed two Phase I/II clinical trials for the treatment of nail fungal infections in 2002 and 2003, but you have not provided any further information as to the current status of this product. Please revise this section to provide an update on this product or clarify that no developments have occurred since 2003.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 59 to include an update on its development of its product to treat nail fungal infections.

39.	We note that you have granted Auxilium a worldwide license to develop, market and sell a topical hormonal therapy containing the company’s CPE-215 technology. Please also

Mr. Jeffrey P. Riedler
United States Securities and Exchange Commission
April 11, 2008

quantify the expenses and revenues incurred to date under this agreement. Please confirm that this is not an exclusive license.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 60.

40.	We note that Auxilium has the right to license the intranasal delivery of a pain management chemical agent pursuant to your research agreement, but has not activated the license to date. Please revise this section to state whether the company has the right to license the product to another company. If so, please state whether the company intends to seek to do so. Please also quantify the expenses and revenues incurred to date under this agreement.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 60.
Sources and Availability of Raw Materials, page 64
41.	Please state here and in the risk factor on page 17 the number of potential sources of suppliers of CPE-215 which the company has identified.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 19 and 64.

42.	Please state here and in the risk factor on page 17 the name of the supplier the company currently uses for its supply of CPE-215. If the company is substantially dependent on this supplier, please describe all the material terms of the agreement, including payment provisions, aggregate milestones, exclusivity provisions, material obligations that must be met to keep the agreement in place, duration and termination provisions, and file a copy of the agreement. Alternatively, if you have determined that you are not substantially dependent on this party, please provide us with an analysis supporting this determination.

Company Response:

In response to the Staff’s comments, the Company respectfully submits that its current supplier of CPE-215 is non-public corporate information. The Company supplementally advises that although it does not have an agreement for the supply of CPE-215, it currently has sufficient supply on hand of CPE-215 for all anticipated Phase II and III clinical programs. The Company further advises that it has identified two industrial manufacturers of CPE-215 that could supply sufficient quantities of CPE-215 to meet the projected worldwide demand of Nasulin. The Company does not have any agreement with the aforementioned suppliers and their identity is non-public corporate information.

Mr. Jeffrey P. Riedler
United States Securities and Exchange Commission
April 11, 2008

Development and commercialization of Nasulin, page 65
43.	We note that you have conducted trials for both type 1 and type 2 diabetes, but that you emphasize the treatment of and the trials related to type 2 diabetes on pages 62 through 64. Please clarify whether the company is predominately concentrating on type 2 diabetes. In addition, please state whether the Phase III trial will be for type 1 or type 2 diabetes.

Company Response:

In response to the Staff’s comments, the Company has revised its disclosure on pages 61 through 63, and revised its disclosure on page 66 to clarify that the Company will study both Type 1 and Type 2 patients in its Phase III trials.
Partners/Customers, page 64
44.	Please file a copy of your license agreement with Auxilium dated as of May 2000. In addition, please revise this section to describe the material terms of this agreement, including payment provisions, royalties, aggregate milestones, exclusivity provisions, material obligations that must be met to keep the agreement in place, and duration and termination provisions. Please also disclose the payments made and royalties received to date under this agreement.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 66 to include a summary of the material terms of its license agreement with Auxilium dated as of May 2000. The Company has filed a copy of its license agreement with Auxilium, together with all amendments thereto, with the Amendment.
Operations, page 69
45.	We note that the address of the company’s principal place of business is the same address as Bentley’s principal place of business. Please confirm that both companies will remain at the facilities. In addition, please confirm that the company will own the facilities following the spin-off.

Company Response:

In response to the Staff’s comment, the Company hereby confirms that it is anticipated that both the Company and Bentley Pharmaceuticals, Inc. will remain at 2 Holland Way, Exeter, New Hampshire. The Company further confirms that it will own that facility following the spin-off. The Company has revised it disclosure on page 70 to include a statement that it will own the property located at 2 Holland Way, Exeter, New Hampshire following the spin-off.
Intellectual Property, page 69

Mr. Jeffrey P. Riedler
United States Securities and Exchange Commission
April 11, 2008

46.	Please expand the discussion to disclose all material patents, the jurisdiction in which they were issued, the technology to which the patent relates and the year of expiration.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 70 to include a description of all of the Company’s patents, including jurisdiction, technology to which the patent relates and year of expiration.
Management, page 71
General
47.	Please update your disclosures in the subsections “Director Compensation Pre-Distribution” on page 73 and “Historical Compensation of our Executive Officers Prior to the Distribution under Bentley” starting on page 78 to include 2007 compensation.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 74 through 82 to include 2007 compensation.
The Board of Directors Following the Separation, page 72
48.	We note that you expect to have a five member board and that additional directors will be appointed following the distribution. When known, revise to include all necessary disclosure, including the disclosure required by Items 401, 403, 404 and 407 of Regulation S-K.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 72 through 75 and supplementally advises the Staff that, as of the date hereof, not all additional directors have been selected. The Company acknowledges its disclosure obligations and will list its additional directors in a subsequent amendment, once such additional directors have been selected.
Compensation Discussion and Analysis, page 74
Compensation Elements, page 75
49.	When available, please file a copy of the company’s 2008 Equity and Incentive Plan.

Company Response:

In response to the Staff’s comment, the Company acknowledges its disclosure obligations and will file a form of the Company’s 2008 Equity and Incentive Plan in a subsequent amendment, once such plan has been finalized.

Mr. Jeffrey P. Riedler
United States Securities and Exchange Commission
April 11, 2008

Executive Officer Agreements, page 77
50.	Please expand your disclosure to clarify how the employment agreements with Messrs. Sedor and Hebert will help assure your executive officers’ objectivity in considering stockholders’ interests.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 78 and 79 to clarify how the employment agreements with Messrs. Sedor and Hebert will assure the executive officer’s objectivity in considering stockholders’ interests.

51.	Please revise this section to include a description of all the material terms of with Messrs. Sedor and Hebert current employment agreements with Bentley. Please also clarify if Bentley intends to transfer the employment agreements, as disclosed on page 54, or if the company intends to enter into new employment agreements, as disclosed on page 77. If the company intends to enter into new employment agreements, please revise your disclosure when such terms are known to include all material terms of the employment agreements with Messrs. Sedor and Hebert. Please file copies of the employment agreements after such agreements are finalized.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 78 through 84 to include a description of all material terms of Messrs. Hebert and Sedor’s current employment agreements in Bentley. The Company has filed a copy of its employment agreements with Messrs. Sedor and Hebert with the Amendment.
Historical Compensation of our Executive Officers Prior to the Distribution under Bentley, page 78
52.	Please confirm that Messrs. Sedor and Herbert did not receive any pension benefits or nonqualified defined contribution or deferred compensation benefits in the last fiscal year.

Company Response:

In response to the Staff’s comment, the Company can confirm that Messrs. Sedor and Hebert did not receive any pension benefits, nonqualified defined contribution or deferred compensation benefits in the last fiscal year.
Certain Relationships and Related Party Transactions, page 84
53.	Please provide the information required by Item 404(b) of Regulation S-K.

Mr. Jeffrey P. Riedler
United States Securities and Exchange Commission
April 11, 2008

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 87 to include a description of its policies and procedures for the review, approval or ratification of a related party transaction.
Description of Capital Stock, page 87
54.	When available, please file a copy of your Rights Plan.

Company Response:

In response to the Staff’s comment, the Company acknowledges its disclosure obligations and will file a form of the Company’s Rights Plan in a subsequent amendment, once such plan has been finalized.
CPEX Pharmaceuticals, Inc. and Subsidiary
Financial Statements for the years ended December 31, 2006, 2005 and 2004
Revenue Recognition, page F-9
55.	Your disclosure related to the applicability of EITF 00-21 is very vague. Please provide a discussion of the actual agreements that cause you to apply this treatment. In that discussion include the obligations associated with each agreement. Include the actual revenue precognition provisions related to each unit of accounting since EITF 00-21 is designed to help with the determination of separation.

Company Response:

Royalty revenues represent greater than 99% of the total Company revenues recognized in each of the three years ended December 31, 2007, 2006 and 2005. The remaining revenues recorded in those periods represent the amortization of a non-refundable upfront payment related to an agreement signed in 2005 which expired in April 2007. Therefore, upon further consideration, we have decided to remove this disclosure from the footnote due to its immaterial nature.
Segments of an enterprise and related information, page F-11
56.	Please tell us what consideration was given to provide the geographic information related to Europe and U.S. operations. Refer to paragraph 38 of FAS 131.

Company Response:

Historically, Bentley has included drug delivery (Company) transactions within Europe in its SFAS No. 131 segment disclosures. Those disclosures represented the segmented operations of Bentley used by management in making operating decisions. Those disclosures were also designed to provide the geographic disclosures required by paragraph 38 of SFAS No. 131, specifically the revenues to external customers and long-lived assets in the geographic locations. As reported in those disclosures, there are no revenues from external customers related to the drug delivery business in any European country or any assets located in Europe related to the drug delivery business. The Company transactions reported under Europe in the geographic disclosures represents intercompany transactions between the Company and a subsidiary of Bentley. Such intercompany transactions have an impact on the Company’s income tax disclosures which have been provided in the footnotes to the Company’s Combined Financial Statements.
*      *      *

Mr. Jeffrey P. Riedler
United States Securities and Exchange Commission
April 11, 2008

     We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (212) 735-3176.

Very truly yours,
/s/ Eileen T. Nugent
Eileen T. Nugent

cc:	John A. Sedor Robert P. Hebert Marie L. Gibson Paul Donnelly